SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13G
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. 1)

                      ZENITH NATIONAL INSURANCE CORP.
                              (Name of Issuer)


                                COMMON STOCK
                       (Title of Class of Securities)


                                 989390 109
                               (CUSIP Number)


                             February 14, 2001
          (Date of Event Which Requires Filing of this Statement)


                                  COPY TO:

                            JONATHAN L. FRIEDMAN
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                        300 SOUTH GRAND, 34TH FLOOR
                       LOS ANGELES, CALIFORNIA 90071
                               (213) 687-5000


               Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               |_|    Rule 13d-1(b)
               |_|    Rule 13d-1(c)
               |X|    Rule 13d-1(d)



CUSIP No.   989390 109                  13G

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               HARVEY L. SILBERT

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                     (a)     | |
                                                               (b)     |X|

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

        5.     SOLE VOTING POWER
                      1,039,551 shares

        6.     SHARED VOTING POWER
                      178,800 shares

        7.     SOLE DISPOSITIVE POWER
                      1,039,551 shares

        8.     SHARED DISPOSITIVE POWER
                      178,800 shares

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
                      1,218,351 shares

10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES                                      |  |

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               7.0%

12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               IN




               This Statement constitutes Amendment No. 1 to the Schedule 13G of Harvey L. Silbert. Mr. Silbert is herein referred to as the "Reporting Person." The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 13G.

Item 1(a).     NAME OF ISSUER

               Zenith National Insurance Corp., a Delaware corporation.

Item 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

               21255 Califa Street, Woodland Hills, California 91367

Item 2(a).     NAME OF PERSON FILING

               Harvey L. Silbert

Item 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
               RESIDENCE:

               2121 Avenue of the Stars, 18th Floor
               Los Angeles, California 90067

Item 2(c).     CITIZENSHIP

               U.S.A.

Item 2(d).     TITLE OF CLASS OF SECURITIES

               Common Stock, par value $1.00 per share

Item 2(e).     CUSIP NO.:

               989390 109

Item 3.        Not applicable.

Item 4.        OWNERSHIP

               (a)    Amount Beneficially Owned: 1,218,351 shares
               (b)    Percent of Class:  7.0%
               (c)    Number of shares as to which the person has:

                      (i)    sole power to vote or to direct the vote:
                                                  1,039,551
                      (ii)   shared power to vote or to direct the vote:
                                                    178,800
                      (iii)  sole power to dispose or to direct the dis-
                             position of:         1,039,551
                      (iv)   shared power to dispose or to direct the dis-
                             position of:           178,800

Item 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not applicable.

Item 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
               ANOTHER PERSON

               Not applicable.

Item 7.        IDENTIFICATION AND CLASSIFICATION OF THE
               SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
               REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.

Item 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
               THE GROUP

               Not applicable.

Item 9.        NOTICE OF DISSOLUTION OF GROUP

               Not applicable.

Item 10.       CERTIFICATIONS

               Not applicable.


                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2001
                                                HARVEY L. SILBERT


                                                By: /s/ Harvey L. Silbert
                                                   --------------------------